Exhibit 99.1

FANG ANNOUNCES CHANGES IN BOARD OF DIRECTORS AND MANAGEMENT

BEIJING, February 28, 2022 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or the "Company"), a leading real estate Internet portal in China, today announced changes in its board of directors (the “Board”) and management.

Changes in Board

Appointment of New Chairman of the Board

Mr. Vincent Tianquan Mo ("Mr. Mo”), the Company’s founder and Executive Chairman of the Board, has stepped down from the Board, the nominating and corporate governance committee and the compensation committee of the Board, for personal reasons, effective from February 28, 2022. Mr. Mo’s resignation did not result from any disagreement with the Company on any matter relating to the Company's operations, policies or practices. Fang thanks Mr. Mo for his efforts and contributions to the Company.

The Board has nominated and appointed Mr. Richard Jiangong Dai ("Mr. Dai"), as a director and Executive Chairman of the Board, chairman of the compensation committee and member of the nominating and corporate governance committee of the Board, effective from February 28, 2022. Mr. Dai expressed that he is dedicated to serving the Company and continuing to create values for the shareholders of the Company.

Mr. Dai joined the Company in 1999 and previously served multiple positions in the Company, including the Company’s president and chief executive officer from 1999 to 2014 and the Company’s director from September 2010 to February 2016. Mr. Dai co-founded Yiyi Technology in 2015 and Xiangshui Technology in 2018 and served as the chief executive officer for the two companies. Mr. Dai received a master’s degree from Stanford University and a bachelor’s degree from Guangxi University.

Upon the effectiveness of Mr. Dai's appointment and Mr. Mo's resignation, the Board will consist of six directors, including four independent directors.

Changes in Management

Appointment of Chief Financial Officer

Mr. Peng Cui (“Mr. Cui”) has been appointed as Fang's chief financial officer effective from February 28, 2022.

Mr. Cui has served as acting chief financial officer of Fang since January 2021, and the deputy general manager of the capital market department of Fang since May 2020. Prior to joining the Company, Mr. Cui served in the assurance department of PricewaterhouseCoopers LLP San Francisco Office from January 2019 to February 2020. From December 2017 to December 2018, Mr. Cui served as a senior consultant in the transaction advisory service department of Ernst & Young (China) Advisory Ltd. From August 2017 to November 2017, Mr. Cui served as a finance manager at UBS (China) Limited. From October 2012 to July 2017, Mr. Cui served at multiple positions, including the last position as a senior assurance associate, at PricewaterhouseCoopers Zhongtian LLP. Mr. Cui received his bachelor's degree in economics from Tianjin University of Science and Technology in 2007, and a master's degree in business administration from the San Francisco State University in 2011. Mr. Cui is a regular member of the American Institute of Certified Public Accountants.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com